Atlas Copco



05008774

RECEIVED
2005 JUN -6 A 8:09

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco acquires Czech blower manufacturer to extend product offering

Stockholm, Sweden, June 1, 2005

Atlas Copco AB
Group Communications



Katarina Dahn

PROCESSED
JUN 09 2005

Sent by DHL 477 9948 261

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Bengt Kvarnbäck, Business Area Executive, Compressor Technique
+32 475 313478
Annika Berglund, Senior Vice President Group Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco acquires Czech blower manufacturer to extend product offering

Stockholm, Sweden, June 1, 2005: Atlas Copco Internationaal B.V., the Netherlands, acquired Lubenecké továrny Svoboda a.s., referred to as Lutos, based in Lubenec, Czech Republic. The 2004 turnover for Lutos' blower and related sales was MSEK 41. Lutos has 87 employees. The purchase price is not disclosed.

Lutos manufactures and markets a range of air compressors for low pressures, called blowers. The bulk of its sales are in the Czech Republic and neighboring countries. Atlas Copco is acquiring 67% of the business initially with the remaining 33% by September 2005.

"Although we are the clear market leader in compressed air solutions, we are lacking a complete range of blowers. These products are used in fast growing environmental applications and form a natural extension of our range. After sourcing branded products from Lutos for some time, we have full confidence in their capabilities," says Bengt Kvarnbäck, Business Area Executive, Compressor Technique.

Lutos will become a product company within the Compressor Technique business area and will report to the Oil-free Air division. Lutos will continue to be a stand-alone brand while Atlas Copco-branded blowers will be sold through the entire Atlas Copco customer center network. See also http://www.lutos.cz/

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Oil-free Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures, markets and distributes worldwide a vast range of oil-free air compressors, air optimization systems, aftermarket products, and total quality air solution equipment used in all kind of industries where the quality of the air is paramount for the end product and production process. The main product scope of supply of the division covers a wide range of oil-free air compressors, medium, low and high pressure variants, with various compression technologies such as rotary screw and tooth, piston, centrifugal and reciprocating piston boosters. Within the same pressure/capacity range oil-injected compressors are offered as an alternative for less critical applications. By nature and innovative design Oil-free Air cares for the environment. More information is available on www.atlascopco.com.